Exhibit 3.5

                                SPAR GROUP, INC.
                         STATEMENT OF POLICY RESPECTING
                    STOCKHOLDER COMMUNICATIONS WITH DIRECTORS
                            DATED AS OF MAY 18, 2004

          The Board of Directors (the "Board") of SPAR Group, Inc. ("SGRP"), upon the recommendation of its Governance Committee, has adopted this SPAR Group, Inc., Statement of Policy Regarding Stockholder Communications with Directors dated as of May 18, 2004 (as the same may be modified, amended, restated or replaced from time to time in the manner provided herein, this "Policy").

          1.  Introduction.   The  Board  has  adopted  this  Policy  to  foster
communications between individual stockholders and directors.

          2. Communicating with Directors. Stockholders may communicate directly with members of the Board by writing to the Board or a particular Committee, or any of its members, at the executive offices of SGRP. However, stockholder proposals and nominations must be submitted to SGRP as provided in Section 2.11 of the By-Laws.

          3. Mail Forward. SGRP shall promptly forward to the applicable director(s) any item received that is addressed to (or for redelivery to) the Board, any Committee, or any one or more named directors, which may be forwarded by Electronic Delivery or Physical Delivery (as such terms are defined in the By-Laws). However, any advertisement or other general solicitation or similar junk mail need not be so forwarded. If the Chairman or the Secretary is the actual recipient, he shall promptly cause such item to be so forwarded.

          4. Responding to Stockholder Communications. The Board believes that an individual stockholder who sends a bona fide, non-frivolous, written communication to a director (in such capacity), the Board or a Committee generally should receive a written response. However, any personal attack, advertisement or other general solicitation or similar junk mail generally will not receive any response. If such communication is addressed to a particular director, the response may come from such director or, if he so desires, from the Chairman of the Board, the Chairman of the appropriate Committee or SGRP, as applicable. If such communication is addressed to the Board or a particular Committee, the response should generally come from the Chairman of the Board or Committee, respectively, unless the Board or Committee determines otherwise. The responding Chairman or other director (or SGRP executive if a company response) shall cause a copy of each such written communication and response to be provided to each other member of the Board.

          5. Consultation with Directors and Management Assistance. The receiving and (if different) responding director shall consult with other directors, the Chairman (where not the respondent), the Chief Financial Officer and/or SGRP's legal counsel, as the director deems advisable, with respect to the contents of the proposed response. The executives of SGRP will assist in the preparation of appropriate responses to stockholder communications as and to the extent requested.

          6. Attendance at the Annual Meetings of Stockholders. The Board expects directors to attend SGRP's annual meeting of stockholders each year in person, whether or not they are standing for re-election. The Board recognizes there may be an unavoidable schedule conflict or other circumstance that may excuse a director's attendance. Directors in attendance will be introduced at the meeting and should make themselves available before and after the meeting to speak with interested stockholders.

          7. Non-Public Information. No director, officer or employee of SGRP should, under any circumstances, communicate non-public information about SGRP or any of its subsidiaries or affiliates (collectively, the "SPAR Companies") to any SGRP stockholder or other investor in SGRP in violation of SGRP's codes of ethics (which generally prohibits disclosure of such information outside the SPAR Companies).



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          8. Proxy Disclosure.  The Corporation's proxy statement should contain substantially the following disclosure respecting communications with the Corporation and Directors:

     Generally, a stockholder who has a question or concern regarding the business or affairs of the Corporation should contact _____________. However, if a stockholder would like to address any such question directly to the Board, to a particular Committee, or to any individual director(s), the stockholder may do so by sending his or her question(s) in writing addressed to such group or person(s), c/o SPAR Group, Inc., 580 White
     Plains Road, Tarrytown, New York, 10591, and marked "Stockholder Communication." The Corporation has a policy of generally responding in writing to each bona fide, non-frivolous, written communication from an individual stockholder.

     In addition, questions may be asked of any director at the Corporation's annual stockholders' meeting. The Corporation schedules its annual stockholders' meeting on the same day as a regularly scheduled quarterly Board meeting, so all directors generally attend. All of the Corporation's directors attended its 2003 annual stockholders' meeting.

          9. Effective Date and Amendments. This Policy is effective as of May 18, 2004, and may be supplemented, modified, amended, restated or replaced from time to time by action of the Board in its discretion, with or without the recommendation of the Governance Committee.

          10. Certain Definitions. "By-Laws" shall mean the Amended and Restated By-Laws of SGRP dated as of May 18, 2004, as the same may have been and from time to time hereafter may be supplemented, amended or restated in the manner provided therein. "Governance Committee Charter" shall mean the Charter of the Governance Committee of the Board of Directors of SPAR Group, Inc., Dated (as of) May 18, 2004, as the same may be supplemented, modified, amended, restated or replaced from time to time in the manner provided therein. Capitalized terms used and not otherwise defined herein shall have the meanings respectively assigned to them in the By-Laws or the Governance Committee Charter.

          11. Incorporation of Certain Provisions of By-Laws. This Policy shall be governed and supplemented by and construed and interpreted in accordance with
Article X of the By-Laws (and the applicable definitions appearing elsewhere), which are hereby incorporated into this Policy by reference as if fully set forth herein and shall be construed as if this Policy were the "By-Laws" referred to in those incorporated provisions. In the event of any conflict between any specific provision of this Policy and the By-Laws or the Governance Committee Charter, the specific provision of this Policy shall control and be given effect.






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